Filed by JX Holdings, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-_____)
Dated December 4, 2015

December 3, 2015

Company name：	JX Holdings, Inc.
Representative:	Yukio Uchida
Representative Director, President
Stock code:	5020; first section of Tokyo Stock Exchange
and Nagoya Stock Exchange
Contact:	Investor Relations Group
Finance & Investor Relations Department
Phone number:	+81-3-6275-5009

Company name：	TonenGeneral Sekiyu K.K.
Representative:	Jun Mutoh
Representative Director, President
Stock code:	5012; first section of Tokyo Stock Exchange
Contact:	Public and Government Relations
EMG Marketing G.K.
Phone number:	+81-3-6713-4400

Execution of Memorandum of Understanding regarding Business Integration

JX Holdings, Inc. (“JXHD”) and TonenGeneral Sekiyu K.K. (“TonenGeneral”) announce that the companies have signed a Memorandum of Understanding (the “MOU”) today regarding a business integration of their groups and have agreed on a target date of April 2017 for the business integration.
The two companies plan to conduct detailed examinations of and discussions on the integration, based on mutual trust and in the spirit of equal partnership, in order to execute a definitive agreement concerning the business integration (the “Business Integration Agreement”) with a target date of August 2016.

1． Objectives of the Business Integration
JXHD and TonenGeneral acknowledge the necessity of concentrating the business resources of the JXHD group and the TonenGeneral group in order to maximize their enterprise value in an environment in which demand for oil in Japan is decreasing.  Through the business integration, JXHD and TonenGeneral aim to establish a strong company group (the “Newco Group”) under a holding company in order to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society. JXHD and TonenGeneral will discuss in good faith and use their best efforts for the realization of the business integration pursuant to the terms of the MOU.  Any procedures required under competition law in any jurisdiction will be the subject of such best efforts.

In order to achieve the foregoing objectives, JXHD and TonenGeneral will establish a management system capable of implementing capital efficiency-oriented strategies for investments and business portfolios.  In the energy business of the Newco Group (the “Integrated Energy Business”), premised on safe and stable operations and stable supply, the business foundation will be further strengthened by promptly implementing intensive business reforms and establishing a management system which allows for the development and expansion of a business that will be a mainstay of the future.

2． Basic Policies for the Business Integration
In order to achieve the objectives and realize the effects of the business integration to the maximum extent, JXHD and TonenGeneral will discuss the business integration based on the following basic policies:
(1)	Using best efforts to pursue the business integration in a fair and equitable spirit and in the spirit of equal partnership as well as in good faith.
(2)	Engaging in discussions with zero-base thinking irrespective of the past business management approach or organization, etc. of the two groups.
(3)
Concentrating the strengths of the two groups such as their ability to conduct general business operations, their wide variety of portfolios, their new businesses with future potential and their efficient business management and refinery operations.

(4)
Realizing a business integration that will be supported by all in order to continue to be an enterprise which values continuous good relationships with customers and business partners that have been cultivated over many years and which continues to be selected as an indispensable enterprise.

3． Method of Business Integration
The method of the business integration will be, in principle, a triangular-merger in which JX Nippon Oil & Energy Corporation (Head office: 2-6-3 Otemachi, Chiyoda-ku, Tokyo; Representative director and president: Tsutomu Sugimori), a wholly-owned subsidiary of JXHD, will be the surviving company and common shares of JXHD will be issued as consideration.  JXHD and TonenGeneral will further discuss and determine the optimal method of the business integration taking into consideration business rationality prior to the execution of the Business Integration Agreement.

4． Integration Ratio (ratio of shares of JXHD to be issued to TonenGeneral shareholders in exchange for each share of TonenGeneral)
JXHD and TonenGeneral will discuss and determine the integration ratio taking into consideration multiple factors including, without limitation, the market values of the shares of JXHD and TonenGeneral, the valuations made by the financial advisors retained by each of the companies and the results of due diligence performed by each of the companies.

5． Basic Policies for Business Operations
(1)	JXHD and TonenGeneral will discuss and determine the following basic policies for the business operations of the Newco Group prior to the execution of the Business Integration Agreement:
a)	Basic policies for the role and the organization of the holding company and for business management for each company in the Newco Group.
b)
Basic policies for the role, organization and business management system of the company engaging in the Integrated Energy Business (the “Integrated Energy Business Company”), and for the establishment of a supply chain based on the principle of overall optimization.

c)	Basic policies for the reorganization and consolidation of the domestic and overseas offices, subsidiaries and affiliates of the two groups.

(2)	JXHD and TonenGeneral will incorporate the following aspects into those basic policies for business operations, with the details of such policies to be discussed and determined:
a)
Introducing into the holding company and the Integrated Energy Business Company a systematized business management method and system consolidating the strengths of the two groups, which has strictly structured control processes, and developing an organization to operate the business management system properly.

b)
Aiming to apply the business management system in (2)(a) to subsidiaries of the holding company one by one consistent with the progress of its introduction into the holding company and the Integrated Energy Business Company.

c)
Strengthening the strategic functions of the corporate planning department of the holding company in order to allow for optimal decision-making in the interest of the entire Newco Group with respect to the distribution of business resources, including decisions regarding the commencement, continuation or cessation of investments and businesses in the interest of the entire Newco Group.

d)
Aiming for the overall optimization in each of the functions of refining and manufacturing, supply and distribution and sales, which constitute the supply chain of the Integrated Energy Business Company, and establishing a cross-functional organization under which the supply and distribution function will fulfill a coordinating role in achieving overall optimization.

e)
Integrating and reorganizing the organization of the business service departments (such as planning, accounting, finance, investor relations, human resources, general affairs, public relations, corporate social responsibility, information systems, legal, procurement, audit and internal controls, etc.) of each company in the Newco Group into the holding company or a shared function company engaging in administrative services in order to conduct business management efficiently throughout the entire Newco Group and to enhance their expertise.

6． Policy for Distributions to Shareholders
JXHD and TonenGeneral will determine a policy for distributions to shareholders of the holding company prior to the execution of the Business Integration Agreement based on the common recognition that the return of profits to shareholders of the holding company through appropriate cash dividends is an important management issue.

7． Integration Effects
JXHD and TonenGeneral aim to achieve in excess of 100 billion yen in profit improvements per fiscal year on a consolidated basis within five years after the business integration, and will determine the details and examine methods to create additional integration effects prior to the execution of the Business Integration Agreement.  In order to accomplish the profit improvements as soon as possible, the two companies will discuss and develop a plan that includes detailed descriptions of the following matters:
(1)	Disposition and integration of refineries and terminals, among others
(2)	Integrated operation of production facilities in the Kawasaki area
(3)	Streamlining of the organization through integration and elimination of redundancies
(4)	Optimization of refining and manufacturing, supply and distribution and sales

8． Relationship with Business Partners
JXHD and TonenGeneral will treat dealers and other business partners of each group in an equitable manner without regard to whether they were formerly counterparties of either one of the groups.  After the business integration, each group will endeavor to promote and enhance the strong and mutually beneficial relationships that have been cultivated with their customers and business partners over many years.

9． Brands
JXHD and TonenGeneral intend to continue using each brand that is being used currently in their respective energy businesses after the business integration and will discuss and determine the most appropriate brand strategy for the Integrated Energy Business going forward.

10． Corporate Names, Headquarters, Fiscal Years
(1)	JXHD and TonenGeneral will discuss the new corporate names suitable for use by the holding company and the Integrated Energy Business Company.
(2)	The headquarters of the holding company and the Integrated Energy Business Company after the business integration will be 1-1-2, Otemachi, Chiyoda-ku, Tokyo.
(3)	The fiscal year of the holding company and the Integrated Energy Business Company after the business integration will be from April 1 through March 31 of the following year.

11． Directors and Officers
With regard to the appointment of officers, such as directors and audit & supervisory board members  of the holding company and the Integrated Energy Business Company, while respecting Japan’s Corporate Governance Code of the Tokyo Stock Exchange, Inc., JXHD and TonenGeneral will proceed with making such appointments to organize the line-up necessary to achieve the purpose and tasks of the business integration and the line-up that demonstrates the strengths of each of JXHD and TonenGeneral based on the spirit of equal partnership.

12． Employees
JXHD and TonenGeneral will evaluate employees of the Newco Group in accordance with fair and equitable standards and will make arrangements based on the principle of allocating the right personnel to the right position.

13． Schedule
December 3, 2015 (today)	Execution of the MOU
August, 2016 (plan)	Determination of the integration ratio, and execution of the Business Integration Agreement
December, 2016 (plan)	Shareholders’ meetings to approve the business integration
April, 2017 (plan)	Effective date of the business integration

JXHD and TonenGeneral will proceed with the business integration in accordance with the targeted schedule set forth above subject to the status of review of the business integration by the Japan Fair Trade Commission, preparation of the registration statement (Form F-4) to be filed with the U.S. Securities and Exchange Commission and the progress of other preparations for the business integration.

14． Business Integration Preparation Committee
Promptly after the execution of the MOU, JXHD and TonenGeneral will establish a business integration preparation committee and will have discussions necessary to implement the business integration.

15． Overview of the companies (as of September 30, 2015)
(1)	Company Name	JX Holdings, Inc.	TonenGeneral Sekiyu K.K.
(2)	Head Office	2-6-3 Otemachi, Chiyoda-ku, Tokyo	1-8-15 Konan, Minato-ku, Tokyo
(3)	Name and title of Representative	Yukio Uchida Representative Director, President	Jun Mutoh Representative Director, President
(4)	Main Business	Managing and controlling subsidiaries and affiliates, engaging in oil and energy business, oil and gas exploration business and metal business	Manufacturing, processing and sales of petroleum and petrochemical products, and supply of electricity
(5)	Paid-in capital	100 billion yen	35.1 billion yen
(6)	Date established	April 1, 2010	July 26, 1947
(7)	Number of issued shares	2,495,485,929 shares	565,182,000 shares
(8)	Net assets	2,334 billion yen (consolidated)	242 billion yen (consolidated)
(9)	Total assets	7,182 billion yen (consolidated)	1,183 billion yen (consolidated)
(10)	Fiscal year-end	March 31	December 31
(11)	Number of employees	26,415 (consolidated)	3,450 (consolidated)
(12)	Main banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd.

(13)	Major shareholders and ownership	Japan Trustee Services Bank, Ltd. (trust account)	5.01%	Mitsui & Co., Ltd.	6.37%
		The Master Trust Bank of Japan, Ltd. (trust account)	4.64%	Mobil Oil Exploration and Producing Southeast Inc.	5.45%
		Mizuho Bank, Ltd.	3.05%	Japan Trustee Services Bank, Ltd. (trust account)	2.59%
		Sumitomo Mitsui Banking Corporation	2.62%	The Master Trust Bank of Japan, Ltd. (trust account)	2.45%
		Mitsubishi Corporation	1.95%	Kochi Shinkin Bank	1.51%
(14)	Relationship between the companies
	Capital ties	Not applicable
	Personnel ties	Not applicable
	Trade ties	Not applicable
	Status of related parties	Not applicable
(Note 1)	The data above in “(11) Number of employee” for JXHD and “(13) Major shareholders and ownership” for TonenGeneral are as of March 31, 2015 and June 30, 2015, respectively.
(Note 2)	TonenGeneral has treasury stock of 200,902,000 shares as of June 30, 2015. It is not on the list of major shareholders and ownership above.
(Note 3)
According to a copy of the ownership change report, which was submitted to the authorities on October 22, 2015, by Mobil Oil Exploration and Producing Southeast Inc., its ownership of TonenGeneral decreased to 4.40% (24,867,000 shares of TonenGeneral Sekiyu K.K., owned by the company) as of October 16, 2015, the date on which the company was obligated to report the ownership.

Operating and financial results for the past three years	(Unit: millions of yen)
	JX Holdings, Inc. (consolidated)			TonenGeneral Sekiyu K.K. (consolidated)
Fiscal year	Ending 03/2013	Ending 03/2014	Ending 03/2015	Ending 12/2012	Ending 12/2013	Ending 12/2014
Consolidated net assets	2,327,432	2,626,294	2,429,849	288,384	294,640	262,753
Consolidated total assets	7,274,891	7,781,775	7,423,404	1,385,014	1,409,081	1,376,212
Consolidated net assets per share (yen)	781.30	858.66	778.93	788.81	805.77	718.35
Consolidated Sales	11,219,474	12,412,013	10,882,460	2,804,929	3,241,150	3,451,097
Consolidated operating income (loss)	251,467	213,657	(218,885)	22,520	52,289	(72,948)
Ordinary income (loss)	328,300	302,329	(150,114)	22,529	49,816	(73,383)
Net income (loss)	159,477	107,042	(277,212)	54,770	22,902	(13,975)
Net income (loss) per share (yen)	64.13	43.05	(111.49)	122.38	62.84	(38.36)
Dividends per share (yen)	16.00	16.00	16.00	38.00	38.00	38.00

Attachment

Business Overview of JX Holdings, Inc. and TonenGeneral Sekiyu K.K.

Company Name		JX Holdings, Inc.		TonenGeneral Sekiyu K.K.
			(KBD)		(KBD)
		Sendai Refinery	145	Kawasaki Refinery	258
		Kashima Refinery (Kashima Oil., Ltd.)	253	Chiba Refinery	152
	Group Refineries	Negishi Refinery	270	Sakai Refinery	156
Oil	Topper Capacity	Osaka Refinery (Osaka International Refining Company Ltd.)	115	Wakayama Refinery	132
Products	(As of March 31, 2015)	Mizushima Refinery	380
		Marifu Refinery	127
		Oita Refinery	136
		Total	1,426	Total	698
	# of Terminals	48 (As of Oct 1, 2015)		9 (As of Oct 1, 2015)
	Domestic Fuel Sales Vol.	53 Million KL (Fiscal year ending 03/2015)		26 Million KL (Fiscal year ending 12/2014)
	# of Dealers	622 (As of March 31, 2015)		710 (As of Mar 31, 2015)
	# of SS	10,655 (As of Sept 30, 2015)		3,520 (As of Dec 31, 2014)
	Product Export Volume	9.1 Million KL (Fiscal year ending 03/2015)		6.4 Million KL (Fiscal year ending 12/2014)
	Paraxylene Production Capacity	3,120 Kton/Yr (As of Sept 30, 2015)		500 Kton/Yr (As of June 30, 2015)
Chemicals	Benzene Production Capacity	1,940 Kton/Yr (As of Sept 30, 2015)		390 Kton/Yr (As of June 30, 2015)
	Ethylene Production Capacity	440 Kton/Yr (As of Sept 30, 2015)		540 Kton/Yr (As of June 30, 2015)
	Propylene Production Capacity	990 Kton/Yr (As of Sept 30, 2015)		750 Kton/Yr (As of June 30, 2015)
Upstream	Production Volume	115 KBD (2014 Average)
	Reserve	846 Million BOE (As of Dec 31, 2014)

			(Kton/Yr)
	JX Nippon Mining & Metals Corporation	Ownership	Production
	Escondida Copper Mine (in Chile)	3.0%	35
	Collahuasi Copper Mine (in Chile)	3.6%	17
Upstream	Los Perambles Copper Mine (in Chile)	15.0%	61
	Pan Pacific Copper Co, Ltd.
	Caserones Copper Mine (in Chile)	77.4%	36
	Production Volume (Copper)		149

			(Kton/Yr)
	Pan Pacific Copper Co, Ltd.
	Saganoseki Smelter and Hitachi Refinery		450
Midstream	Tamano Refinery (Note)		200
(Copper Refining)	LS-Nikko Copper Inc.
	Onsan Plant		680
	Refining Capacity		1,330

	(Note) Offtake of Pan Pacific Copper

	Electric Materials
	Isohara Works (For semi-conductor and FPD target etc)
Downstream	Kurami Works (Corson Alloy etc)
	Recycling and Environmental Services
	Hitachi Works

This communication includes “forward-looking statements” that reflect the plans and expectations of JX Holdings, Inc. and TonenGeneral Sekiyu K.K. in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the Newco Group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The companies undertake no obligation to publicly update any forward-looking statements after the date of this communication. Investors are advised to consult any further disclosures by the companies (or the Newco Group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in the market value of natural resources such as crude oil and exchange rates;
(3)	changes in interest rates on loans, bonds and other indebtedness of the companies, as well as changes in financial markets;
(4)	changes in the value of assets (including pension assets) such as securities;
(5)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(6)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8)
the companies being unable to complete the business integration due to reasons such as the companies are not able to execute a definitive agreement with regard to the business integration, the necessary procedures including approval of the agreement with regard to the business integration by the shareholders’ meetings of the companies are not implemented, and any other reasons;

(9)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(10)	inability or difficulty of realizing synergies or added value by the business integration by the Newco Group.

JX Holdings, Inc. may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of TonenGeneral Sekiyu K.K. prior to the shareholders’ meeting at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

JX Holdings, Inc.
6-3 Otemachi, 2-chome, Chiyoda-ku, Tokyo, 100-8161, Japan
Tatsuya Higurashi, Group Manager, Finance & Investor Relations Department
TEL +81-3-6275-5009              e-mail: ir-news@hd.jx-group.co.jp